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                             June 6, 2023

       Alec Waugh
       General Counsel
       Vast Solar Pty Ltd
       226-230 Liverpool Street
       Darlinghurst, NSW 2010
       Australia

                                                        Re: Vast Solar Pty Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed May 18, 2023
                                                            File No. 333-272058

       Dear Alec Waugh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2023, letter.

       Registration Statement on Form F-4 Filed May 18, 2023.

       General, page 1

   1. We note many inconsistencies and typographical errors throughout your filing. For example, on page 65,
you disclose that the convertible promissory notes of $15.9 million held by AgCentral are
included in non-current liabilities as of December 31, 2022, but they are presented as
part of current liabilities on Vast's audited statement of financial position as of December
31, 2022 on page F-47. On pages 199 and xi, you disclose that the Maximum Contractual
Redemptions Scenario assumes approximately 4.6 million
                                                        NETC public shares are
redeemed, which is not consistent with 5.3 million shares
                                                        disclosed on pages 148
and 207. On page 208, you disclose the fair value of share
 Alec Waugh
Vast Solar Pty Ltd
June 6, 2023
Page 2
         consideration of $107.5 million in note 3.L, but you disclose $137.5 million in the table on the same page. On page 204, net loss per share - basic and diluted of $(0.16) for Vast for the twelve months ended June 30, 2022 does not agree with the disclosure of ($0.25) on the audited statement of profit or loss on page F-4. On page 256, your disclosure of
         "working capital" of $2.2 million as of June 30, 2022 does not agree with the audited statement of financial position, which reflects a working capital deficit of $2.2 million as of June 30, 2022 on page F-5. On page F-46, it appears that total comprehensive loss of
         "3,705" for the six months ended December 31, 2022 should be revised to "(3,705)" to be consistent with the presentation for the six months ended December 31, 2021. Please revise your filing throughout to eliminate these and other inconsistencies and errors.
What interests do the current officers and directors of NETC have in the Business Combination?, page 15

2. We note your responses to prior comments two and three. Please fill in the blanks to provide the value as of the most recent practicable date.
3. We note your disclosure regarding the Services Agreement and Development Agreement.
         Please clarify how the board considered this conflict in negotiating and recommending the business combination.
Interests of Certain Persons in the Business Combination, page 37

4. We note your response to prior comment 6. Please revise to quantify the potential aggregate payments under these agreements. Please also quantify any fees paid to date.
Citi and Wells Fargo have gratuitously waived their right to deferred underwriting discounts and commissions..., page 101

5. We note your disclosure stating that "Citi and Wells Fargo have gratuitously waived their right to deferred underwriting discounts and commissions in connection with the Business
         Combination." Please expand your disclosure to state that there are similar circumstances in which a financial institution is named and that their resignation and disassociation indicates it is not willing to have the liability associated with such work in this transaction. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.
6. Please provide us with any correspondence (i) between Citi and Vast relating to Citi's waiver of deferred underwriting discounts and commissions; and (ii) between Wells Fargo and Vast relating to Wells Fargo's waiver of deferred underwriting discounts and commissions.
FirstName  LastNameAlec Waugh
Comapany
7.         NameVast
       Please          Solar
              provide us  withPty
                               theLtd
                                   engagement letters between Vast and Citi as
well as Vast and
       Wells  Fargo.
June 6, 2023 Page 2
FirstName LastName
 Alec Waugh
FirstName  LastNameAlec  Waugh
Vast Solar Pty Ltd
Comapany
June 6, 2023NameVast Solar Pty Ltd
June 6,
Page 3 2023 Page 3
FirstName LastName
8. Please provide us with letters from both Citi as well as Wells Fargo stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with each firm and they either agree or does not agree with the conclusions and the risks associated with such outcome. If either both or one of the firms do not respond, please revise your disclosure to also indicate you have asked and not received a response and disclose the risks to investors.
9. We note your disclosure stating that "neither Citi nor Wells Fargo provided a reason for their waiving of the deferred underwriting discounts and commissions in connection with the Business Combination." If there was no dialogue and you did not seek out the reasons why Citi and Wells Fargo were waiving deferred fees, despite already completing their services, please indicate so in your registration statement.
On January 30, 2023, NETC formally executed an engagement letter with Guggenheim
Securities..., page 131

10. We note your response to prior comment 10. Please revise to more clearly disclose the role of Guggenheim Securities in the transaction.
Unaudited Pro Forma Combined Financial Information
Anticipated Accounting Treatment, page 197

11.      We note your response to prior comment 17. Please provide us with a more
         comprehensive explanation to help us understand how you determined that by using the publicly-quoted share price of NETC to derive the fair value of the NETC shares, in theory already reflects the fair value of the Earnout Shares. Please also tell us what consideration you gave to accounting for the Earnout Shares to be issued to eligible Vast shareholders upon occurrence of certain triggering events as a liability on the pro forma financial statements pursuant to paragraph 25 of IAS 32.
Unaudited Pro Forma Combined Statement of Financial Position as of December 31, 2022, page
201

12. To allow shareholders to more clearly evaluate the financial condition of each entity prior to the proposed business combination, it appears you should revise the pro forma balance sheet to present a subtotal column for NETC that reflects their historical balances as of
         December 31, 2022 adjusted for the $184.9 million of cash redemptions that resulted from the recent extension meeting that occurred after the balance sheet date but prior to the proposed business combination.
 Alec Waugh
FirstName  LastNameAlec  Waugh
Vast Solar Pty Ltd
Comapany
June 6, 2023NameVast Solar Pty Ltd
June 6,
Page 4 2023 Page 4
FirstName LastName
Notes to the Consolidated Financial Statements
22. Subsequent events, page F-41

13. We note your response to prior comment 29 and we reissue the comment in part. Please disclose the exchange ratio used to determine the amount of shares that will be issued to the initial NETC shareholders.
General

14. We note your response to prior comment 37. Please revise your disclosure to highlight for
         investors that Moelis   s withdrawal indicates that it does not want
to be associated with the
         disclosure or underlying business analysis related to the transaction. You may contact Ernest Greene at 202-551-3733 or Stephany Yang at
202-551-3167 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing